Exhibit 99.1
FOOTNOTE 1

                In the Form 3 filed by the Reporting Person on August 11, 2009, the Reporting Person reported the ownership of shares of Common Stock of the Issuer and, in Table II, of derivative securities including Series C-2 Convertible Preferred Stock (the "Preferred Stock) and warrants to purchase Common Stock (the "Warrants") owned directly by the Reporting Person and indirectly through MT Trading LLC (together, the "Owners").

                In a Form 4 filed July 29, 2009, as amended July 30, 2009, the Reporting Person disclosed that the Owners have been informed by the Issuer that "[i]n connection with a recent review by [its] counsel of [its] books and records, [it] has determined that all of the shares of...Series C-2 Preferred Stock...of [the Issuer], including the shares issued in [the Owners'] name, were not properly issued." The Purchase Agreement dated July 3, 2008 between the Owners and the Issuer pursuant to which the Preferred Stock and the Warrants were purchased contained a representation and warranty of the Company in Section 2.2 that "[t]he shares of Preferred Stock and the Warrants which are being issued and sold hereunder have been duly and validly authorized and, when issued, sold and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued, fully paid and nonassessable...." The Owners believe that this representation and warranty has been breached.

                Therefore, on December 17, 2008, the Owners issued a notice to the Issuer (the "Notice") that included the following:

NOTICE OF REDEPMTION AT OPTION OF HOLDER UPON TRIGGERING EVENT

Pursuant to Section 8(f) of the Certificate of Designation of the Series C Preferred Stock, [the Owners] hereby give notice that the [Owners] elect that all of the shares of C-2 Preferred Stock held by the [Owners] be redeemed within three (3) days hereof. The Triggering Event includes, but is not limited to, the matter described in Section 8(c)(C) as evidenced by the [Issuer's] letter to the [Owners]...that states that "[the Company has] determined that all of the shares of...Series C-2 Preferred Stock..., including the shares issued in your name, were not properly issued."

                The Owners have not received a formal, written reply to the Notice. However, on December 23, 2008, the Issuer filed a Form 8-K with the SEC disclosing that "[t]he [Issuer] determined that all of its shares of Series C-1 Preferred Stock and Series C-2 Preferred Stock (together, the "Preferred Stock") were not properly issued by the [Issuer], although it was the intent of the [Issuer] and its Board of Directors to properly issue such Preferred Stock. The [Issuer] promptly notified the holders of the Preferred Stock and offered to exchange...the Preferred Stock for two new series of preferred stock (with rights, powers and preferences substantially identical to the terms of the originally issued Preferred Stock) that would be properly issued. [O]n December 17, 2008, after such notification, the [Issuer] received a redemption notice from [the Owners] holding...the Preferred Stock. The stated value of the shares of Preferred Stock owned by [the Owners] is $1,500,000 and the redemption price under the Certificate of Designations is approximately $1,875,000 (excluding accrued dividends) for redemptions thereunder. The [Issuer] has notified [the Owners] that it does not believe that redemption of the Preferred Stock is an appropriate remedy and the [Issuer] intends to vigorously contest the redemption demand."

                There have been discussions between the Owners and the Issuer regarding the resolution of this matter, but no resolution satisfactory to the Owners has been reached and there are presently no ongoing discussions.

                Therefore, the Reporting Person takes the position that she does not presently hold any validly issued shares of Preferred Stock and no shares of Common Stock issuable upon their conversion are owned by her directly or indirectly.

                This Form 4 is filed to disclose that, in addition to the sale of the Common Stock reported in Table I, the Reporting Person believes that there is uncertainty as to whether the Warrants were properly issued. Among the reasons the Issuer stated that the Preferred Stock was not properly issued as stated above was that they were not authorized by a valid action of the board of directors of the Issuer. To the extent that the Warrants were authorized by a similarly invalid action of the board of directors, the Warrants also may not be validly issued. Nonetheless, the Reporting Person continues to report the ownership of the Warrants and the shares of Common Stock which may be acquired upon their exercise. If the Warrants were not validly issued, the Reporting Person would no longer be the owner of more than 10% of the Common Stock and therefore would no longer be subject to the reporting requirements of Section 16(a) under the Securities Exchange Act of 1934, as amended, or the short-swing recovery provisions of Section 16(b) of the Act.